Citigroup Inc.
Pricing Sheet No. 2014-CMTNG0302 dated December 30, 2014 relating to
Preliminary Pricing Supplement No. 2014-CMTNG0302 dated December 1, 2014
Registration Statement No. 333-192302
Filed Pursuant to Rule 433

1,413,241 PLUS Based on Shares of the Energy Select Sector SPDR® Fund Due April 4, 2016
Performance Leveraged Upside SecuritiesSM
Principal at Risk Securities
PRICING TERMS—DECEMBER 30, 2014
Underlying shares:		Shares of the Energy Select Sector SPDR® Fund (NYSE Arca symbol: “XLE”) (the “underlying share issuer” or “ETF”)
Aggregate stated principal amount:		$14,132,410
Stated principal amount:		$10 per security
Pricing date:		December 30, 2014
Issue date:		January 5, 2015
Valuation date:		March 30, 2016, subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur
Maturity date:		April 4, 2016
Payment at maturity:
For each $10 stated principal amount security you hold at maturity:
▪  If the final share price is greater than the initial share price:
$10 + the leveraged return amount, subject to the maximum return at maturity
▪  If the final share price is less than or equal to the initial share price:
$10 × the share performance factor
If the final share price declines from the initial share price, your payment at maturity will be less, and possibly significantly less, than the $10 stated principal amount per security. You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion of your investment.

Initial share price:		$79.76, the closing price of the underlying shares on the pricing date
Final share price:		The closing price of the underlying shares on the valuation date
Share performance factor:		The final share price divided by the initial share price
Share percent increase:		The final share price minus the initial share price, divided by the initial share price
Leveraged return amount:		$10 × the share percent increase × the leverage factor
Leverage factor:		300.00%
Maximum return at maturity:		$2.075 per security (20.75% of the stated principal amount). Because of the maximum return at maturity, the payment at maturity will not exceed $12.075 per security.
Listing:		The securities will not be listed on any securities exchange
CUSIP / ISIN:		17322X599 / US17322X5995
Underwriter:		Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)(2)	Underwriting fee	Proceeds to issuer
Per security:	$10	$0.175(2)	$9.775
$0.05(3)
Total:	$14,132,410	$317,979.225	$13,814,430.775
(1) On the pricing date, the estimated value of the securities is $9.672 per security, which is less than the issue price.  The estimated value of the securities is based on CGMI's proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you at any time after issuance.  See “Valuation of the Securities” in the related preliminary pricing supplement.
(2) The issue price for a particular investor and the related underwriting fee received by CGMI may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor.  The lowest price payable by an investor is $9.900 per security.  CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the securities, is acting as principal and will receive an underwriting fee of $0.225 for each $10 security sold in this offering. Certain selected dealers, including Morgan Stanley Wealth Management and their financial advisors, will collectively receive from CGMI a fixed selling concession of $0.175 for each $10 security they sell, subject to reduction for volume purchase discounts depending on the aggregate amount of securities purchased by an investor.  Additionally, it is possible that CGMI and its affiliates may profit from hedging activity related to this offering, even if the value of the securities declines.  See “Use of Proceeds and Hedging” in the accompanying prospectus.
(3) Reflects a structuring fee payable to Morgan Stanley Wealth Management by CGMI of $0.05 for each security. The structuring fee may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor.

You should read this document together with the related preliminary pricing supplement and the other following documents, each of which can be accessed via the hyperlinks below:

Preliminary Pricing Supplement dated December 1, 2014

Product Supplement No. EA-02-03 dated November 13, 2013      Prospectus Supplement and Prospectus each dated November 13, 2013

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

SPDR® is a registered trademark of S&P Dow Jones Indices LLC (“S&P Dow Jones”) and has been licensed for use by Citigroup Inc. and its affiliates. The securities are not sponsored, endorsed, sold or promoted by S&P Dow Jones. S&P Dow Jones makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. S&P Dow Jones has no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

Citigroup Inc. has filed a registration statement (including the preliminary pricing supplement and an accompanying product supplement and prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. You should read the related preliminary pricing supplement and the accompanying product supplement and prospectus supplement and prospectus in that registration statement (File No. 333-192302) and the other documents Citigroup Inc. has filed with the SEC for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement and the accompanying product supplement and prospectus supplement and prospectus by calling toll-free 1-800-831-9146.